[HATHAWAY, INC. LETTERHEAD]
[DATE]

[INSIDE ADDRESS]

Dear Stockholder:

Hathaway, Inc. is pleased to enclose the stock certificate representing your dividend distribution in shares of OptiCon Systems, Inc. For information about OptiCon and its business, please visit [insert web address for SEC filing] on the Internet. If you do not have access to the Internet or prefer to receive a paper copy of OptiCon's registration statements, as amended, filed with the U.S. Securities and Exchange Commission, we will be pleased to provide one to you without charge. Please call ________ to request a copy.

[Alternate 1] OptiCon's trading symbol is ____. We expect the first quotation for OptiCon's stock on the ___________ to be published on or about ________, 2007.

[Alternate 2] A securities broker has applied to the National Association of Securities Dealers, Inc. for a trading symbol for OptiCon. We are not able to predict when the symbol will be issued or, following that, when a quotation will first be published and in what medium OptiCon will be quoted.

Very truly yours,

Paul Lisenby
Chief Executive Officer

enclosure